MORGAN LEWIS & BOCKIUS LLP
ONE FEDERAL STREET
BOSTON, MASSACHUSETTS 02110

July 10, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Hawaiian Tax-Free Trust (File Nos. 2-92583 and 811-4084)
Preliminary Proxy Statement

Ladies and Gentlemen:

This letter is to respond to comments we received from Ms. Ashley Vroman-Lee of the Staff of the Division of Investment Management of the U.S. Securities and Exchange Commission (the “Commission”) regarding the preliminary proxy statement filed by Hawaiian Tax-Free Trust (the “Registrant”) on June 8, 2015.  Following are the Staff’s comments and the Registrant’s responses thereto:

1.	Comment:	The Staff asked that the Registrant provide a letter to the Commission that includes certain “Tandy” acknowledgments with the Registrant’s response to the Staff’s comments
	Response:	A Tandy representation letter executed in connection with the filing of this response is attached hereto as Exhibit A.
2.	Comment:	The Staff requested that the Registrant confirm that it will include all material information in the definitive proxy statement.
	Response:	The Registrant confirms that it will include all material information in the definitive proxy statement.
3.	Comment:
The Staff noted that the Registrant did not include information regarding Class I shares in the preliminary proxy statement.  The Staff requested that the Registrant confirm that the Registrant does not have any Class I shares outstanding.

	Response:	The Registrant confirms that it does not have any Class I shares outstanding.
4.	Comment:
The Staff noted that in the discussion of the proposal to amend the Registrant’s Declaration of Trust to permit the Trustees to terminate the Registrant without shareholder approval under certain circumstances, the Registrant states that the proposed change would permit the Trustees to act quickly without the cost and delay of a shareholder meeting if the Trustees were to unanimously believe that continuation of the Registrant is not in the best interests of the Registrant or its shareholders, including because of regulatory conditions.  The Staff requested that the Registrant revise the disclosure to include examples of circumstances in which the Trustees might want to act quickly to terminate the Registrant.

Response:
The Registrant notes that the intent of the disclosure referenced by the Staff is to emphasize the cost and delay of holding a shareholder meeting if the Trustees were to unanimously believe that continuation of the Registrant is not in the best interests of the Registrant or its shareholders, and not primarily the speed with which the Trustees would be able to act.  Accordingly, the Registrant has revised the disclosure to delete the word “quickly.”

5.	Comment:	The Staff asked if, to date, a derivative action has ever been brought by a shareholder of the Registrant.
	Response:	The Registrant notes that, to date, it is not aware of any derivative action that has been brought by a shareholder of the Registrant.
6.	Comment:
The Staff noted that Sections 6.2(b)(iv) and (v) of the proposed Amended and Restated Declaration of Trust of the Registrant, which enumerate powers of the Trustees, appears to authorize the Trustees to indemnify certain persons without limit.  The Staff requested that the Registrant revise these provisions to clarify that the authority of the Trustees to indemnify certain persons is subject to the limitations set forth in Section 17(i) of the Investment Company Act of 1940, as amended.

Response:
The Registrant notes that the authority of the Trustees to indemnify certain persons set forth in Section 6.2(b)(iv) and (v) of the proposed Amended and Restated Declaration of Trust of the Registrant is qualified by Section 9.5 of the Declaration, which provides that no indemnification shall be provided hereunder to a “Covered Person” (which includes every person who is, or has been, a Trustee, officer, or employee of the Registrant), to the extent such indemnification is prohibited by applicable federal law, as well as by Section 11.4 of the Declaration, which provides that no provision of the Declaration shall be effective to require a waiver of compliance with any provision of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or the Investment Company Act of 1940, as amended, or of any valid rule, regulation or order of the Commission thereunder.  Accordingly, the Registrant respectfully submits that no change to the Declaration is required.

Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

Sincerely,

/s/ Jeremy Kantrowitz

Jeremy Kantrowitz

cc:           Diana P. Herrmann
Charles E. Childs, III
Roger P. Joseph
Toby R. Serkin

Exhibit A

Hawaiian Tax-Free Trust
120 West 45th Street, Suite 3600
New York, New York 10036

July 10, 2015

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:      Hawaiian Tax-Free Trust
    File Nos. 2-92583 and 811-4084

Ladies and Gentlemen:

In connection with the review by the Staff of the Securities and Exchange Commission (the “Commission”) of the preliminary proxy statement filed by Hawaiian Tax-Free Trust (the “Registrant”) on June 8, 2015, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)  the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)  Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)  the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                               Sincerely,

                               Hawaiian Tax-Free Trust

                               By:          /s/ Charles E. Childs, III
                               Name:    Charles E. Childs, III
                               Title:       Secretary